EX-99.A.4 2

Cohen & Company Ltd. (“Cohen”) previously served as the Fund’s Independent registered public accounting firm. Cohen was replaced as the independent registered public accounting firm to the Thirdline Real Estate Income Fund (the “Fund”) effective March 23, 2023. The Fund’s Audit Committee participated in, and approved, the Fund’s decision to change auditors.

Cohen’s report on the Fund’s financial statements for the fiscal year ended March 31, 2022 contained no adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund’s fiscal year ended March 31, 2022 and the subsequent interim period through March 23, 2023, during which Cohen served as the Fund’s independent registered public accounting firm there were no (i) disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or accounting principles, which disagreements, if not resolved to the satisfaction of Cohen, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund’s financial statements for the fiscal year, and (ii) “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Fund provided Cohen with a copy of the disclosures proposed to be made in this N-CSR and requested that Cohen furnish the Fund with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The Cohen letter is attached hereto as an exhibit.

On March 23, 2023, the Fund by action of its Board of Trustees upon the recommendation of the Fund’s Audit Committee engaged RSM US LLP (“RSM”) as the independent registered public accounting firm to audit the Fund’s financial statements for the fiscal year ending March 31, 2023. During the Fund’s fiscal year ended March 31, 2022 and the subsequent interim period through March 23, 2023, neither the Fund nor anyone on their behalf has consulted RSM on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

June 9, 2023

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re: Thirdline Real Estate Income Fund

File no. 811-23653

Dear Sir or Madam:

We have read Exhibit 99.A.4 2 of Form N-CSR of Thirdline Real Estate Income Fund, dated June 9, 2023, and agree with the statements concerning our Firm contained therein.

Very truly yours,

COHEN & COMPANY, LTD.